FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 19, 2017

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-203157 and 333-203157-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

Date:	September 19, 2017	By:	/s/ Mark Stevens
			Name:	Mark Stevens
			Title:	Assistant Secretary

European Commission formally approves Alternative Remedies Package in relation to RBS’s remaining State Aid commitments

18 September 2017

RBS has received confirmation that an alternative remedies package announced on 26 July 2017 (the “Alternative Remedies Package”), regarding the business previously described as Williams & Glyn, has now been formally approved by the European Commission (“EC”) in the form proposed.

The Alternative Remedies Package forms the basis of a new agreement in relation to RBS’s remaining State Aid commitments and replaces the existing requirement to divest the business previously described as Williams & Glyn by 31 December 2017.

The Alternative Remedies Package is focused on the following two remedies to promote competition in the market for banking services to small and medium-sized enterprises (“SMEs”) in the UK:

•	A £425m Capability and Innovation Fund that will grant funding to a range of competitors in the UK banking and financial technology sectors; and

•	A £350m Incentivised Switching Scheme which will provide funding for eligible challenger bodies to help them incentivise SME customers of the business previously described as Williams & Glyn to switch their accounts and loans from RBS paid in the form of “dowries” to the receiving bank. In addition, under the terms of the Alternative Remedies Package, should the uptake within the Incentivised Switching Scheme not be sufficient, RBS may be required to make a further contribution, capped at £50m.

An Independent Body (the “IB”) will be established to administer the Alternative Remedies Package. RBS will make an upfront contribution of £20m to cover certain operational expenses of the IB relating to the Alternative Remedies Package.

RBS has agreed to provide separate indemnities to each of the IB and Her Majesty’s Treasury (HMT) to cover liabilities that may be incurred in implementing the Alternative Remedies Package. Whilst no such liabilities may ever arise, these indemnities collectively are capped at a maximum amount of £320m. Accordingly, the Alternative Remedies Package remains consistent with the £800m provision that RBS took in relation to the expected costs of the package in H2 2016 and H1 2017.

Ross McEwan, RBS CEO, said “We are pleased that we now have final approval from the European Commission for the Alternative Remedies Package. This allows us to resolve our final State Aid divestment obligation and brings welcome clarity for our customers and staff.

It also builds on the progress we have made already this year in resolving our major legacy issues through reaching a settlement with the Federal Housing Finance Agency, and resolving the 2008 Rights Issue litigation. We remain committed to resolving our last remaining major legacy issue, the investigation into our historic US RMBS activities.”

This transaction is a smaller related party transaction, with HMT, under LR 11.1.10R.

Investor Relations

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Forward Looking Statements

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including those related to RBS and its subsidiaries' regulatory capital position, risk-weighted assets, impairment losses and credit exposures under certain specified scenarios. In addition, forward-looking statements may include, without limitation, statements typically containing words such as "intends", "expects", "anticipates", "targets", "plans", "estimates" and words of similar import. These statements concern or may affect future matters, such as RBS's future economic results, business and capital plans and current strategies. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, fiscal and regulatory developments, competitive conditions, technological developments, exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBS's actual results are discussed in RBS's UK annual report and accounts and interim reports and materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBS's Reports on Form 6-K and most recent Annual Report on Form 20-F. The forward-looking statements contained in this announcement speak only as of the date of this announcement and RBS does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, except to the extent legally required.

MAR

This announcement contains information that qualified or may have qualified as inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 (MAR). For the purposes of MAR and Article 2 of Commission Implementing Regulation (EU) 2016/1055, this announcement is made by Matt Waymark, Head of Investor Relations for The Royal Bank of Scotland Group.